UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, December 21, 2017

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

NOTA PESA – LEGC 107/2017

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. (‘ByMA’)  and the National Securities Commission (‘Comisión Nacional de Valores’) and in my capacity as Head of Market Relations of Pampa Energía S.A., Petrolera Pampa S.A., Central Térmica Loma de la Lata S.A. y Central Térmica Güemes S.A. (the ‘Companies’) in compliance with the requirements of Article 2, Chapter I of Title XII of the National Securities Commission (‘Comisión Nacional de Valores’) regulation (the ‘Regulations’) and Article 23 of the ByMA Listing Regulations.

Following up with the information publicly disclosed on August 23 and September 22, 2017, the Companies inform that their respective Boards of Directors at their meetings held today approved, subject to the corresponding assembly and regulatory resolutions, a corporate reorganization consisting of the merger by absorption between Pampa Energía SA (‘Pampa’), as the absorbing company, and Petrolera Pampa S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., EG3 Red SA, Bodega Loma de la Lata S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., Inversora Piedra Buena S.A., and Pampa Participaciones II S.A. as absorbed companies, all in accordance with stipulated in article 82 and consistent with the Corporate Business Law, article 77 and following from the Income Tax Law No. 20,628 and its amendments, the CNV Regulations and the ByMA Listing Regulations (the ‘Merger’). The Merger will be effective as of October 1, 2017, subject to the corresponding registration of the merger and dissolution without liquidation of the companies absorbed in the Public Registry.

Likewise, the Companies' Boards decided to approve the terms and conditions of the Prior Merger Commitment Agreement (‘Compromiso Previo de Fusión’), the Merger Prospectus to be reviewed by the CNV and their respective Special Merger Financial Statements as of September 30, 2017 and the Consolidated Special Merger Financial Statements as of September 30, 2017.

It is also informed that the Boards of Directors of the Companies approved, ad-referendum of the corresponding resolutions of the Assembly and of the respective approvals of the controlling agencies, to establish the following exchange ratios: (i) with respect to shares representing 50.458% of the share capital of Petrolera Pampa S.A. (which are not directly or indirectly owned by Pampa) in 2,2699 Pampa's ordinary book-entry shares, with nominal value of AR$1 each and entitled to 1 vote per share, for each ordinary book-entry share of Petrolera Pampa S.A., with nominal value of AR$1 and entitled to one vote per share; (ii) with respect to the shares representing 9.58% of the capital stock of Central Térmica Güemes S.A. (which are not directly or indirectly owned by Pampa) in 0.6079 ordinary book-entry shares of Pampa, with a par value of AR$1 each and entitled to 1 vote per share, for each ordinary book-entry share of Central Térmica Güemes SA, of face value AR$1 and with the right to one vote per share; (c) with respect to shares representing 8.40% of the share capital of Inversora Diamante S.A. (which are not owned directly by Pampa) in 0.1832 Pampa's ordinary book-entry shares, with a nominal value of AR$1 each and entitled to 1 vote per share, for each ordinary deed of Inversora Diamante S.A., with a nominal value of AR$$1 and with the right to one vote per share; (d) with respect to the shares representing 9.73% of the share capital of Inversora Nihuiles S.A. (which are not owned directly by Pampa) in 0.2644 ordinary shares of Pampa, with a nominal value of AR$1 each and entitled to 1 vote per share, for each non-endorsable ordinary share of Inversora Nihuiles S.A., with a nominal value of $ 1 and entitled to one vote per share; and (e) in relation to the other companies involved, exchange ratio is not needed to be determined since they are 100% directly or indirectly controlled by Pampa.

Sincerely,

_________________

Victoria Hitce

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2017

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.